M A S T E R W O R K S

Launching Now | Yoshitomo Nara (38.1% | 1.74 | $1,223,000)

Recently Sold Paintings[1]



Sam Gilliam

Annualized Net Return

33.1% 791 days held



Joan Mitchell

Annualized Net Return

17.8% 672 days held



George Condo

Annualized Net Return

21.5% 638 days held

99% SOLD OUT



Investors Only: $500 Minimum

YOSHITOMO NARA



Annual Growth of Record Price

38.1%*

Market Risk-Adjusted Appreciation

1.74	vs.	**0.59**	vs.	**0.67**
Nara's Market		All Art Market		S&P 500

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Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a “Sharpe Ratio.” Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor’s CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprise paintings by Yoshitomo Nara with the following criteria: tondo paintings on cotton or canvas, executed between the year 2000 and the present which depict children. Excluded from the set were examples on wood with text, full figures or dogs. The data was sourced from publicly available auction records and does not include private sales.

[1] "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.